Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-156118

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

NOTES | DEPOSITS | WARRANTS

Buffer Notes	Based Upon the Russell 2000® Index Due , 2011 $10.00 per Note

OFFERING SUMMARY

(Related to the Pricing Supplement No. 39 Subject to Completion, Dated February 3, 2009, and the Prospectus and Prospectus Supplement Each Dated December 15, 2008)

AB Svensk Exportkredit (Swedish Export Credit Corporation or SEK), the issuer, has filed a registration statement (including a pricing supplement with respect to the Notes, prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-156118) and the other documents SEK has filed with the SEC for more complete information about SEK and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 3, 2009

2  |  BUFFER NOTES

Buffer Notes

Based Upon the Russell 2000® Index

Due                     , 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

OVERVIEW OF THE NOTES

The Buffer Notes Based Upon the Russell 2000® Index due 2011 (the “Notes”), are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the Russell 2000® Index during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the value of the Russell 2000® Index and limited protection against a decline of more than 10% in the value of the Russell 2000® Index. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately two years and are issued by SEK. Some key characteristics of the Notes include:

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Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the value of the Russell 2000® Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the Russell 2000® Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the Russell 2000® Index is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a maximum total return on the Notes of approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the Russell 2000® Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending

Value of the Russell 2000® Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the Russell 2000® Index is less than 90% of its Starting Value (regardless of the value of the Russell 2000® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $13.80 to $14.30 per Note (to be determined on the Pricing Date).

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No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

■

No Principal Protection. While the Notes provide limited protection against the decline in the value of the Russell 2000® Index, the Notes are not principal protected. If the Ending Value of the Russell 2000® Index is less than 90% of its Starting Value, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10 principal amount per Note and (ii) the sum of (a) the Index Percentage Change (which will be

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negative) and (b) 10%. Thus, if the Ending Value of the Russell 2000® Index is less than 90% of its Starting Value (regardless of the value of the Russell 2000® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by SEK. The notes will rank equally with all other unsecured and unsubordinated debt of SEK, and any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of SEK. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

TYPES OF INVESTORS

The Notes may be an attractive investment for the following types of investors:

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Investors looking for potential enhanced upside exposure to the Russell 2000® Index, subject to a maximum total return on the Notes of approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes

■	Investors willing to accept downside exposure to the Russell 2000® Index with limited protection

■	Investors who seek to add an equity index-linked investment to further diversify their portfolio

■

Current or prospective holders of exchange-traded funds and index funds benchmarked to any of the stocks comprising the Russell 2000® Index who are willing to accept the downside risk in the Russell 2000® Index, subject to limited protection against loss

COMMISSIONS AND FEES

Citigroup Global Markets Inc. (“Citigroup Global Markets”), the underwriter of the sale of the notes, will receive an underwriting fee of $0.225 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.200 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.200 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in the pricing supplement for more information.

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PRELIMINARY TERMS

Issuer:	Swedish Export Credit Corporation
Security:	Buffer Notes Based Upon the Russell 2000® Index Due , 2011
Rating of the Issuer’s Obligations:	AA+/Aa1 (S&P / Moody’s) and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	February , 2009
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	Approximately 3 business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Issue Price:	$10 per Note
Coupon:	None
Underlying Index:	The Russell 2000® Index
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•    If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Index Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

      The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $13.80 to $14.30 (to be determined on the Pricing Date) per Note.

•    If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•    If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Index Percentage Change + 10%)

      Thus, if the value of the Russell 2000® Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	The closing value of the Russell 2000® Index on the Pricing Date
Ending Value:	The closing value of the Russell 2000® Index on the Valuation Date

Upside Participation Rate:	Approximately 300% (to be determined on the Pricing Date)
Listing:	Application will be made to list the Notes on NYSE Arca under the symbol “BJJ.”

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$10.000	$
	Underwriting Discount:	$0.225	$
	Proceeds to SEK:	$9.775	$

Sales Commission Earned:	$0.200 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:

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BENEFITS OF THE NOTES

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Limited Enhanced Participation in any Appreciation of the Russell 2000® Index. The return on the Notes, if any, is based upon the performance of the Russell 2000® Index. If the Ending Value of the Russell 2000® Index exceeds its Starting Value, your participation in the appreciation of the Russell 2000® Index will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes.

■	Some Protection Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Value of the Russell 2000® Index has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the Russell 2000® Index would produce. However, if the Ending Value of the Russell 2000® Index is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the Russell 2000® Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

KEY RISK FACTORS FOR THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors Associated with Foreign Currency Notes and Indexed Notes” section of the accompanying prospectus supplement for a full description of risks.

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Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the Russell 2000® Index from the Pricing Date to the Valuation Date. If the Ending Value of the Russell 2000® Index is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the value of the Russell 2000® Index exceeded its Starting Value at one or more times over the term of the Notes.

■

Appreciation is Limited. The maximum total return on the Notes will be limited to approximately 38% to 43% (approximately 19.00% to 21.50% per annum on a simple interest basis) (to be determined on the

Pricing Date) of the principal amount of the Notes. If the Ending Value of the Russell 2000® Index exceeds its Starting Value by more than approximately 38% to 43% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the stocks comprising the Russell 2000® Index or in a similar security that is directly linked to the appreciation of the Russell 2000® Index and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

■

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Russell 2000® Index.

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Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the Russell 2000® Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of SEK of comparable maturity.

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Exchange Listing and Secondary Market. SEK will apply to list the Notes on NYSE Arca, but a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

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The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Russell 2000® Index, interest rates, the earnings performance of the issuers of the stocks included in the Russell 2000® Index, other economic conditions and SEK’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

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Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, SEK expects to hedge its obligations under the Notes with Citigroup Global Markets and Citigroup Global Markets, in turn, will most likely, directly or indirectly hedge any of its obligations through the trading of the stocks included in the Russell 2000® Index or other instruments, such as options, swaps or futures, based upon the Russell 2000® Index or the stocks included in the Russell 2000® Index, by one or more of its affiliates. Citigroup Global Markets’ or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

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The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

■	SEK Credit Risk. The Notes are subject to the credit risk of SEK, and actual or anticipated declines in SEK’s credit ratings may affect the market value of the Notes.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by a U.S. holder (defined below) who purchases the notes in the initial offering at their original public offering price and holds the notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or

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(4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

“U.S. holder” means a beneficial owner of the notes that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

The following discussion assumes that none of the companies included in the Underlying Index is or will become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes could differ significantly from the consequences described below.

No statutory, administrative or judicial authority directly addresses the treatment of holders of notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the notes will be treated for U.S. federal income tax purposes as a prepaid forward contract and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation at the stated maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.

Sale, exchange, redemption or other taxable disposition of notes. A U.S. holder’s initial tax basis in a note should be the price at which the U.S. holder purchased the note. A U.S. holder generally should recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the holder’s adjusted tax basis in the note upon the sale, exchange, redemption or other taxable disposition of a note. Under the treatment agreed to above, the gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if you held the note for more than one year immediately before the disposition. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules. Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. “Constructive ownership” rules could potentially be applicable to notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company or a real estate investment trust). These rules have no immediate application to certain derivative financial instruments, including any notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the index is not and will not become at any time during the term of the notes, a passive foreign investment company or a regulated investment company for U.S. federal income tax purposes. These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations. These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

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Possible alternative treatment. Due to the absence of authorities that directly address the proper characterization of the notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described above. Under alternative characterizations of the notes, it is possible, for example, that the notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the notes, the timing and character of income on the notes could differ materially from the above description.

Backup withholding tax and information reporting. Unless a U.S. holder is an exempt recipient such as a corporation, payments on the notes and the proceeds received from the sale of notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forwards could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with the term of more than one year (which would include financial instruments similar to the notes)

acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the notes.

Consequences to non-U.S. holders

Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Estate Tax

In the case of a holder of a note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S.

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federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a note should note that, absent an applicable treaty benefit, the notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the Russell 2000® Index

Unless otherwise stated, all information on the Russell 2000® Index provided in this offering summary is derived from Russell or other publicly available sources. The Russell 2000® Index is published by Russell and is intended to provide a comprehensive and unbiased barometer of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is completely reconstituted annually to ensure larger stocks do not distort the performance and characteristics of the true small-cap equities. Since September 2004, eligible IPOs of stock have also been added to the Russell 2000® Index at the end of each calendar quarter in order to ensure new additions to the investing opportunity set are reflected in the index. The Russell 2000® Index includes the smallest 2000 securities, according to market capitalization, in the Russell 3000E™ Index.

As of November 30, 2008, the largest five sectors represented by the Russell 2000® Index were Financial Services, Health Care, Consumer Discretionary and Services, Technology and Materials and Processing. Real-time dissemination of the value of the Russell 2000® Index by Reuters began in December 1986.

THE RUSSELL 2000® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

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Historical Data on the Russell 2000® Index

Monthly Closing Values

The following table sets forth the high and low closing values of the Russell 2000® Index for each month in the period from January 2004 through January 2009. These historical data on the Russell 2000® Index are not indicative of the future performance of the Russell

2000® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Russell 2000® Index during any period set forth below is not an indication that the Russell 2000® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009 (through February 2)
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	601.50	560.85	640.44	604.53	733.20	684.05	800.34	775.87	753.55	671.57	514.71	433.65
February	597.07	564.03	638.85	617.93	740.63	710.53	829.44	792.66	730.50	686.18	449.61	449.61
March	599.54	557.63	644.95	604.63	765.14	718.28	809.51	760.06	705.27	643.97	*	*
April	606.39	559.80	619.76	575.02	778.42	742.11	833.80	803.22	725.37	686.07	*	*
May	570.06	535.34	616.90	582.02	781.83	711.04	847.18	814.18	748.28	716.21	*	*
June	591.52	557.67	644.19	620.30	737.45	672.72	855.09	821.72	763.27	689.66	*	*
July	582.72	533.49	683.04	643.04	730.80	671.94	855.77	776.12	719.19	658.26	*	*
August	551.93	517.10	688.51	648.64	720.58	679.04	798.93	751.54	754.38	704.14	*	*
September	576.92	552.46	680.82	649.94	734.48	706.47	817.40	769.81	753.74	657.72	*	*
October	592.66	564.88	670.55	621.57	776.04	718.35	845.72	798.79	671.59	448.40	*	*
November	634.46	585.44	683.58	643.02	792.91	750.13	801.77	735.07	545.97	385.31	*	*
December	654.57	625.50	690.57	672.25	797.73	780.82	797.03	739.06	499.45	417.07	*	*
*	Unavailable.

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Graph of Historical Closing Values

The following graph illustrates the historical performance of the Russell 2000® Index based on the closing value thereof on each Index Business Day from January 2, 2004 through February 2, 2009. Past movements of the Russell 2000® Index are not indicative of future index values.

On February 2, 2009, the closing value of the Russell 2000® Index was 449.61.

Additional information on the Russell 2000® Index, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Russell 2000® Index.” All such disclosures in the pricing supplement and the information on the Russell 2000® Index provided in this offering summary are derived from publicly available information. Neither SEK nor Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.

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License Agreement

Russell and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain financial products, including the Notes. This license will be sublicensed to SEK in connection with the Notes.

The license agreement between Russell and Citigroup Global Markets provides that the following language must be stated in this offering summary:

“The Notes are not sponsored, endorsed, sold or promoted by Russell Investment Group (“Russell”). Russell makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Russell’s only relationship to Citigroup Global Markets and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to Citigroup Global Markets, its affiliates or the Notes. Russell has no obligation to take the needs of Citigroup Global Markets, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the Russell 2000® Index. Russell is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS, SEK, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN RUSSELL AND CITIGROUP GLOBAL MARKETS.”

All disclosures contained in this offering summary regarding the Russell 2000® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Russell. None of Citigroup Global Markets, SEK or the trustee assumes any responsibility for the accuracy or completeness of such information.

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the Russell 2000® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the Russell 2000® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Starting Value: 475.00

■	Annualized Dividend Yield of the Underlying Index: 3.00%

■	Upside Participation Rate: 300.00%

■	Buffer Value: 10.00%

■	Maturity: 2 years

■	Maximum Total Return: 40.50% (20.25% per annum on a simple interest basis)

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The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and maximum total return.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the Russell 2000® Index	Hypothetical Russell 2000® Index Percentage Change(2)	Hypothetical Return on Russell 2000® Index(3)	Hypothetical Return on Notes(4)	Hypothetical Per Annum Return on Notes(5)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0	-100.00%	-94.00%	-90.00%	-45.00%	-$9.00	$1.00
238	-50.00%	-44.00%	-40.00%	-20.00%	-$4.00	$6.00
285	-40.00%	-34.00%	-30.00%	-15.00%	-$3.00	$7.00
333	-30.00%	-24.00%	-20.00%	-10.00%	-$2.00	$8.00
380	-20.00%	-14.00%	-10.00%	-5.00%	-$1.00	$9.00
392	-17.50%	-11.50%	-7.50%	-3.75%	-$0.75	$9.25
404	-15.00%	-9.00%	-5.00%	-2.50%	-$0.50	$9.50
416	-12.50%	-6.50%	-2.50%	-1.25%	-$0.25	$9.75
428	-10.00%	-4.00%	0.00%	0.00%	$0.00	$10.00
439	-7.50%	-1.50%	0.00%	0.00%	$0.00	$10.00
451	-5.00%	1.00%	0.00%	0.00%	$0.00	$10.00
463	-2.50%	3.50%	0.00%	0.00%	$0.00	$10.00
475	0.00%	6.00%	0.00%	0.00%	$0.00	$10.00
499	5.00%	11.00%	15.00%	7.50%	$1.50	$11.50
511	7.50%	13.50%	22.50%	11.25%	$2.25	$12.25
523	10.00%	16.00%	30.00%	15.00%	$3.00	$13.00
534	12.50%	18.50%	37.50%	18.75%	$3.75	$13.75
546	15.00%	21.00%	40.50%	20.25%	$4.05	$14.05
558	17.50%	23.50%	40.50%	20.25%	$4.05	$14.05
570	20.00%	26.00%	40.50%	20.25%	$4.05	$14.05
618	30.00%	36.00%	40.50%	20.25%	$4.05	$14.05
665	40.00%	46.00%	40.50%	20.25%	$4.05	$14.05
713	50.00%	56.00%	40.50%	20.25%	$4.05	$14.05
950	100.00%	106.00%	40.50%	20.25%	$4.05	$14.05

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the Russell 2000® Index.
(3)	Assumes dividend yield on the Russell 2000® Index is not compounded annually and not re-invested.
(4)	The percentage return for the entire term of the Notes limited to the hypothetical 40.50% maximum total return.
(5)	Calculated on a simple interest basis.

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ERISA Considerations

Client accounts over which Citigroup Global Markets or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets or its affiliates have investment discretion or act as fiduciary.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the Ending Value of the Russell 2000® Index is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Russell 2000® Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Discontinuance of the Russell 2000® Index” in the pricing supplement related to this offering for more information.

“Russell 2000®” and “Russell 3000E™” are trademarks of Russell Investment Group (“Russell”) and have been licensed for use for certain purposes by Citigroup Global Markets and its affiliates and will be sublicensed to SEK. The notes have not been passed on by Russell. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no warranties nor bears any liability with respect to the notes. The foregoing in no way modifies or limits any disclaimers or limitations of liability that SEK may make to prospective or actual purchasers or holders of the notes.

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and warrants. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

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